SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

AMENDMENT NO. 4 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Weingarten Realty Investors

 (Name of Subject Company)

Weingarten Realty Investors

 (Names of Filing Persons (Offeror))

3.950% Convertible Senior Unsecured Notes due August 1, 2026

 (Title of Class of Securities)

948741AF0 and 948741AE3

 (CUSIP Number of Class of Securities)

Andrew M. Alexander
President and Chief Executive Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive, Suite 125
Houston, Texas 77008
(713) 866-6000

 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copies to:
Bryan L. Goolsby
Gina E. Betts
Locke Lord Bissell & Liddell LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
(214) 740-8000

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee (1)
$427,945,000	$23,880

(1)
Calculated  based on a filing fee of $55.80 per $1,000,000 of Transaction Value.  In accordance with Rule 0-11(a)(2) the filing fee is being offset by $23,880 out of a total of $107,102 of unutilized fees relating to $1,047,400,000 aggregate initial offering price of unsold securities of the Filing Person that were registered under Registration Statement No. 333-119067, filed on September 16, 2004.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $107,102	Filing Party: Weingarten Realty Investors
Form or Registration No.: 333-119067	Date Filed: September 16, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTORY STATEMENT

This Amendment No. 4 ("Amendment No. 4") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission on June 1, 2009, as amended on June 9, 2009, June 10, 2009 and June 29, 2009 (as amended and supplemented to date, the "Schedule TO"), by Weingarten Realty Investors (“Weingarten”), a Texas real estate investment trust, relating to the offer by Weingarten to purchase a portion of its 3.950% Convertible Senior Unsecured Notes due August 1, 2026 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2009 (as amended, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  This Amendment No. 4 is filed to report the final results of the Offer, which Weingarten disclosed in a press release dated July 14, 2009.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated; unaffected items and exhibits are not included herein.

Item 4.    Terms of the Transaction.

 The Offer expired at 12:00 midnight, New York City time, on July 13, 2009 (the "Expiration Date").  Weingarten accepted for payment all Convertible Notes validly tendered and not validly withdrawn prior to the Expiration Date.  Based on information received from Global Bondholder Services Corporation, Weingarten's Information Agent, $319,686,000 aggregate principal amount of Convertible Notes were validly tendered and not validly withdrawn at or before the Expiration Date.  Weingarten expects that the applicable payments for the Convertible Notes purchased pursuant to the Offer will be made by Global Bondholder Services Corporation, on behalf of Weingarten, in same-day funds on July 16, 2009.

 On July 14, 2009, Weingarten issued a press release announcing the final results of the Offer.  A copy of the press release is filed as Exhibit (a)(7) to this Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits.

 Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(7) and, as so amended, is restated as follows:

(a)    Disclosure Material.

*	(a)(1)	Offer to Purchase dated June 1, 2009.
*	(a)(2)	Form of Letter of Transmittal.
*	(a)(3)	Press Release issued by Weingarten on June 1, 2009.
*	(a)(4)	Press Release issued by Weingarten on June 9, 2009.
*	(a)(5)	Press Release issued by Weingarten on June 10, 2009.
*	(a)(6)	Press Release issued by Weingarten on June 29, 2009.
	(a)(7)	Press Release issued by Weingarten on July 14, 2009.

        (b)    Loan Agreement.

*	(b)(1)
Amended and Restated Credit Agreement dated February 22, 2006 among Weingarten Realty Investors, the Lenders Party Thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.32 to Weingarten’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference).

2

*	(b)(2)
Amendment Agreement dated November 7, 2007 to the Amended and Restated Credit Agreement (filed as Exhibit 10.34 on Weingarten’s Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).

(d)    Contracts, Arrangements or Understandings.

*	(d)(1)
Senior Indenture dated as of May 1, 1995 between Weingarten Realty Investors and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association) (filed as Exhibit 4(a) to Weingarten’s Registration Statement on Form S-3 (No. 33-57659) and incorporated herein by reference).

*	(d)(2)
First Supplemental Indenture dated as of August 2, 2006 between Weingarten Realty Investors and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association) (filed as Exhibit 4.1 to Weingarten’s Form 8-K on August 2, 2006 and incorporated herein by reference).

(g)    Oral Solicitation Materials.

                 None.

(h)    Tax Opinion.

                 None.

* Previously filed.

3

SIGNATURE

 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 2009

Weingarten Realty Investors

By:	/s/ Andrew M. Alexander
Andrew M. Alexander
President and Chief Executive Officer

4

EXHIBIT INDEX

Exhibit No.

(a)       Disclosure Material.

*	(a)(1)	Offer to Purchase dated June 1, 2009.

*	(a)(2)	Form of Letter of Transmittal.

*	(a)(3)	Press Release issued by Weingarten on June 1, 2009.

*	(a)(4)	Press Release issued by Weingarten on June 9, 2009.

*	(a)(5)	Press Release issued by Weingarten on June 10, 2009.

*	(a)(6)	Press Release issued by Weingarten on June 29, 2009.

(a)(7)	Press Release issued by Weingarten on July 14, 2009.

(b)       Loan Agreement.

*	(b)(1)
Amended and Restated Credit Agreement dated February 22, 2006 among Weingarten Realty Investors, the Lenders Party Thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.32 to Weingarten’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference).

*	(b)(2)
Amendment Agreement dated November 7, 2007 to the Amended and Restated Credit Agreement (filed as Exhibit 10.34 on Weingarten’s Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).

(d)       Contracts, Arrangements or Understandings.

*	(d)(1)
Senior Indenture dated as of May 1, 1995 between Weingarten Realty Investors and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association) (filed as Exhibit 4(a) to Weingarten’s Registration Statement on Form S-3 (No. 33-57659) and incorporated herein by reference).

*	(d)(2)
First Supplemental Indenture dated as of August 2, 2006 between Weingarten Realty Investors and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association) (filed as Exhibit 4.1 to Weingarten’s Form 8-K on August 2, 2006 and incorporated herein by reference).

(g)      Oral Solicitation Materials.

           None.

(h)      Tax Opinion.

 None.

* Previously filed.